CM



02003782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47531

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SSMT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1570 Madruga Avenue, Suite 311
(No. and Street)

Coral Gables (City) Florida (State) 33146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Sussman 305-669-1191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNAUDITED
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/5

OATH OR AFFIRMATION

I, William C. Sussman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSMT SECURITIES CORPORATION, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



Norma Pritchard
Commission # CC 839450
Expires July 9, 2003
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Information Center

March 2, 1999

MAR - 6 1999

William C Sussman
SSMT Securities Corporation
1570 Madruga Ave Ste 311
Coral Gables FL 33146

FINS #848323

Dear Mr. Sussman,

I have received your letter requesting exemption from the Lost & Stolen Securities Program. The exemption has been approved for one of the following reasons, the firm is :

"1) A member of a national securities exchange who effects securities transactions through the trading facilities of the exchange and has not received or held customer securities within the last six months;

2) A reporting institution that, within the last six months, limited its securities activities exclusively to uncertificated securities, global securities issues or any securities issue for which neither record nor beneficial owners can obtain a negotiable securities; or

3) A reporting institution whose business activities, within the last six months, did not involve the handling of securities certificates.

A securities firm that claims an exemption from registration under this provision must realize, however, that if it accepts even one securities certificate for processing, even on an accommodation basis, it will be required to register with SIC and otherwise to participate in the program for at least six months."[1]

Please be aware the NASD has the right to evoke this exemption at any time.

Sincerely,

C.P. Casey

Christopher P Casey
Client Services

[1] Part 240 General Rules and Regulations, Securities Exchange Act 1934

P.O. Box 9151
Boston, MA 02205-9151
617.856.4910
617.772.5198 Fax
A Thomson Financial Services Company



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 29, 1996

Mr. William C. Sussman
President
SSMT Securities Corporation
1570 Madruga Avenue, Suite 311
Coral Gables, Florida 33146

Dear Mr. Sussman:

This is in response to your letter of February 12, 1996, on behalf of SSMT Securities Corporation ("SSMT"), in which you request an exemption from the requirement of filing audited financial statements pursuant to Rule 17a-5 (17 CFR § 240.17a-5).

I understand the pertinent facts to be as follows: SSMT is a registered broker-dealer. You have represented that the business of SSMT is limited to acting as broker (agent) only for Sunshine State Title & Trust Company ("SST&T"). SSMT does not sell any securities other than securities of SST&T.

Rule 17a-5(e)(1)(i) provides in its pertinent part that the financial statements filed pursuant to paragraph (d) need not be audited if, since the date of the previous financial statements filed pursuant to paragraph (d), the business of the broker or dealer has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. In addition, such broker (agent) must have promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and such broker must not have otherwise held funds or securities for or owed money or securities to customers. This exemption is self-operative and a broker or dealer who complies with the provisions therein need not apply for an exemption thereunder.

Sincerely,

Matthew G. McGuire
Staff Attorney


MAR 6 1996

SSMT SECURITIES CORP.
Balance Sheet
as of December 31, 2001

ASSETS

Current Assets		
Certificate Of Deposit(s)	$ 15,591.37	
Acc Int Receivable - CD	87.42	
Total Current Assets		$ 15,678.79
Total Assets		$ 15,678.79

SSMT SECURITIES CORP.
Balance Sheet
as of December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Equity		
Common Stock	$ 1,000.00	
Additional Paid in Capital	32,759.16	
Retained Earnings	(19,080.86)	
Profit & Loss (Ytd)	1,000.49	
Total Equity		15,678.79
Total Liabilities & Equity		$ 15,678.79

SSMT SECURITIES CORP.
Statement of Income and Expenses
for the period ending December 31, 2001

	Current Period	Year to Date	M-T-D %	Y-T-D %
Sales				
Interest Income	$ 87.42	$ 1,000.49	100.0	100.0
Total Sales	87.42	1,000.49	100.0	100.0
Gross Profit	87.42	1,000.49	100.0	100.0
Net Profit <Loss>	87.42	1,000.49	100.0	100.0
Net Profit <Loss> before	87.42	1,000.49	100.0	100.0
Net Profit <Loss> after T	$ 87.42	$ 1,000.49	100.0	100.0

SSMT SECURITIES CORPORATION

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1

AS OF

12/31/01

TOTAL ASSETS	$	15,679
LESS TOTAL LIABILITIES		0
NET WORTH		15,679
ADD SUBORDINATED LOANS		0
ADJUSTED NET WORTH		15,679
LESS NON-ALLOWABLE ASSETS		0
CURRENT CAPITAL		15,679
LESS HAIRCUTS		477
NET CAPITAL		15,202
REQUIRED NET CAPITAL		5,000
EXCESS NET CAPITAL	$	10,202
AGGREGATE INDEBTEDNESS	$	0
AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00%

SSMT SECURITIES CORPORATION
HAIRCUT ANALYSIS
AS OF
12/31/01

POSITION:

SECURITIES SUBJECT TO 40% H.C.

LONG	$	0.00
SHORT	$	0.00

SECURITIES SUBJECT TO 15% H.C.

LONG	$	0.00
SHORT	$	0.00
TNC =	$	15,679.00

HAIRCUTS:

1.- 40% H.C.

LONG	$	0.00	X 40%	$	0.00
SHORT	$	0.00	X 40%	$	0.00

2.- 15% H.C. ON THE GREATER OF THE LONG OR SHORT

LONG	$	0.00	X 15%	$	0.00

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT	$	0.00		
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION	($	0.00)		
EXCESS 15% X	$	0.00	$	0.00

UNDUE CONCENTRATION: (based on 10.00% TNC)
ANY SECURITY >500 SHARES & > $ 10,000.00
STOCK VAL. $0.00 100% H.C. UNDUE CONC.
TOTAL OF UNDUE CONCENTRATION $ 0.00

OTHER HAIRCUT:

TYPE		BALANCE	HAIRCUT		SUBTOTAL
PENALTY ON CD	$	476.74	100.00%	$	476.74

TOTAL OF OTHER HAIRCUT $ 476.74

TOTAL HAIRCUT $ 476.74
=============

SSMT SECURITIES CORPORATION

SCHEDULE OF NON-ALLOWABLE ASSETS
AS OF
12/31/01

ACCOUNT NAME	AMOUNT
ORGANIZATIONAL COSTS	$ 20,231.91
ACCUM. AMORT. - ORG. COSTS	< 20,231.91>
TOTAL NON-ALLOWABLE ASSETS	$ 0.00

SSMT SECURITIES CORPORATION

SCHEDULE OF AGGREGATE INDEBTEDNESS
AS OF
12/31/01

ACCOUNT NAME	AMOUNT
TOTAL AGGREGATE INDEBTEDNESS	$ 0.00

SSMT SECURITIES CORP.
Year-to-Date Trial Balance
December 31, 2001

File:23

Account No.	Account Name	Debit	Credit
01010	Petty Cash	$0.00	
01100	Cash In Bank	$0.00	
01200	Certificate of Deposit	$15,591.37	
01220	Acc Int Receivable - CD	$87.42	
01400	Comm. Rec. - Mutual Funds	$0.00	
01410	Comm. Rec. - Mutual Funds	$0.00	
01490	Due From Affiliate	$0.00	
01510	Accounts Receivable	$0.00	
01550	Advance To Shareholder	$0.00	
01930	Furniture & Fixtures	$0.00	
01940A	Accum. Dep. - Furn. & Fix.	$0.00	
01950	Office Equipment	$0.00	
01960A	Accum. Dep. - Equipment	$0.00	
01970	Organizational Costs	$20,231.91	
01980A	Accum. Amort. - Org. Costs		$20,231.91
01990	Leasehold Improvements	$0.00	
02000A	Accum. Dep.- L.I.	$0.00	
02210	Deposits	$0.00	
03000	Accounts Payable	$0.00	
03100	Commissions Payable	$0.00	
03300	Accrued Expenses	$0.00	
03320	Due To Affiliate	$0.00	
03400	Payroll Tax Deposits	$0.00	
03420	F.I.C.A. Base Payable	$0.00	
03425	Medicare Payable	$0.00	
03440	Federal Withholding Payabl	$0.00	
03500	Federal Income Tax Deposit	$0.00	
03520	Federal Income Tax - Curre	$0.00	
03540	State Inc. Tax Deposit-Cur	$0.00	
03560	State Income Tax - Current	$0.00	
04990	Subordinated Loan	$0.00	
05000	Common Stock		$1,000.00
05200	Additional-Paid-In-Capital		$32,759.16
05500	Retained Earnings	$19,080.86	
06020	Commissions Inc. - Mutual	$0.00	
06030	Commission Income - (Other	$0.00	
06600	Interest Income		$1,000.49
06700	Miscellaneous Income	$0.00	
06800	Other Fees	$0.00	
08520	Automobile	$0.00	
08540	Advertising	$0.00	
08580	Promotions	$0.00	
08600	Commissions - Brokers	$0.00	
08620	Commission Bonus - Brokers	$0.00	

Account No.	Account Name	Debit	Credit
08750	Due Diligence Expense	$0.00	
08760	Clearing Costs	$0.00	
08770	Unsecured Debits & Write-O	$0.00	
08790	Entertainment	$0.00	
08800	Dues & Subscriptions	$0.00	
08810	Publications	$0.00	
08820	Education And Seminars	$0.00	
08830	Equipment Rental	$0.00	
08910	Depreciation	$0.00	
08920	Amortization	$0.00	
08950	Management Fees	$0.00	
08960	Legal Fees	$0.00	
08970	Professional Services	$0.00	
09000	Bank Charges	$0.00	
09010	Interest Expense	$0.00	
09020	S I P C	$0.00	
09030	Insurance - Group	$0.00	
09040	Insurance	$0.00	
09050	Taxes	$0.00	
09100	Licenses & Registration	$0.00	
09110	Telephone	$0.00	
09160	Miscellaneous Expense	$0.00	
09180	Supplies	$0.00	
09210	Office Expense	$0.00	
09250	Payroll Taxes	$0.00	
09255	Postage	$0.00	
09260	Printing	$0.00	
09270	Express Mail	$0.00	
09280	Rent	$0.00	
09320	Quotations & Research	$0.00	
09370	Salaries - Officer	$0.00	
09371	Salaries - Administration	$0.00	
09380	Contract Labor	$0.00	
09390	Temporary Office Services	$0.00	
09420	Travel	$0.00	
09440	Utilities, Repairs & Maint	$0.00	
09980	Income Taxes	$0.00	
09990	Contributions	$0.00	
	Grand Total	$0.00	
	Balance Sheet Total	$1,000.49	
	Y-T-D Income		$1,000.49
	Current Period Profit		$87.42

SSMT SECURITIES CORP.
Ledger Audit Trail - Current Period

File:23 December 31, 2001

Date	Cd.	Type	Reference	Description		Amounts
A/C #01200				- Certificate of Deposit		$15,504.57 **
12/31/01	5	Journ:	01	TO CREDIT FOR NOVEMBER ACCRUAL		$86.80 *
***********		Total Entries			$86.80 DR	$0.00 CR
		Ending Balance				$15,591.37 **
A/C #01220				- Acc Int Receivable - CD		$86.80 **
12/31/01	5	Journ:	01	TO CREDIT FOR NOVEMBER ACCRUAL		$86.80- *
12/31/01	5	Journ:	02	TO RECORD INTEREST RECEIVABLE		$87.42 *
***********		Total Entries			$87.42 DR	$86.80 CR
		Ending Balance				$87.42 **
A/C #01970				- Organizational Costs		$20,231.91 **
***********		Total Entries			$0.00 DR	$0.00 CR
		Ending Balance				$20,231.91 **
A/C #01980A				- Accum. Amort. - Org. Costs		$20,231.91-**
***********		Total Entries			$0.00 DR	$0.00 CR
		Ending Balance				$20,231.91-**
A/C #05000				- Common Stock		$1,000.00-**
***********		Total Entries			$0.00 DR	$0.00 CR
		Ending Balance				$1,000.00-**
A/C #05200				- Additional-Paid-In-Capital		$32,759.16-**
***********		Total Entries			$0.00 DR	$0.00 CR
		Ending Balance				$32,759.16-**
A/C #05500				- Retained Earnings		$19,080.86 **
***********		Total Entries			$0.00 DR	$0.00 CR
		Ending Balance				$19,080.86 **
A/C #06600				- Interest Income		$913.07-**
12/31/01	5	Journ:	02	TO RECORD INTEREST RECEIVABLE		$87.42- *
***********		Total Entries			$0.00 DR	$87.42 CR
		Ending Balance				$1,000.49-**
***********		Grand Totals :			$174.22 DR	$174.22 CR
***********		Account Totals :				$0.00

SSMT SECURITIES CORP.
General Journal - Current Period
December 31, 2001

File:23

Date	Type	Ref.#	Description	Debit	Credit
12/31/01	JE: 01		TO CREDIT FOR NOVEMBER ACCRUAL	Trans. # : 211	
	01200		Certificate of Deposit	$86.80	
	01220		Acc Int Receivable - CD		$86.80
12/31/01	JE: 02		TO RECORD INTEREST RECEIVABLE	Trans. # : 212	
	01220		Acc Int Receivable - CD	$87.42	
	06600		Interest Income		$87.42
			Report Totals :	$174.22	$174.22

SSMT SECURITIES CORP.
Check Register - Current Period
December 31, 2001

File:23

Date	Type	Ref.#	Description	Debit	Credit
			Report Totals :	$174.22	$174.22